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18001418

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pluris Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

204 E 3rd Street	Brooklyn	New York 11218
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fletcher 917-304+3325

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick Garber Sandler, Certified Public Accountants and Advisors

(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ErO

OATH OR AFFIRMATION

I, John Fletcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pluris Capital Group, Inc. of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLURIS CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

PLURIS CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

INDEX

PLURIS CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	106,671
Fee receivable		6,000
Due from officer		16
Computer equipment, net		664
Prepaid regulatory costs		1,025
Total assets	$	114,376

LIABILITIES

Accrued expenses	$	1,425
Credit card liability		49
Total liabilities		1,474

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		7,000
Additional paid-in capital		167,796
(Deficit)		(61,894)
Total stockholder's equity		112,902
Total liabilites and stockholder's equity	$	114,376

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Income:		
Fee income		$ 13,710
Miscellaneous income		100
Total income		13,810
Expenses:		
Professional Fees	$ 13,600	
Regulatory Fees	9,577	
Fidelity Bond	828	
Technology and communications	1,813	
Depreciation	132	
Meals and entertainment	245	
Miscellaneous expenses	1,612	
State and local general corporate taxes	132	27,939
Net loss		$ (14,129)

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance - January 1, 2017	10	$ 7,000	$ 53,796	$ (47,765)	$ 13,031
Capital contribution by stockholder	-	-	114,000		114,000
Net loss				(14,129)	(14,129)
Balance - December 31, 2017	10	$ 7,000	$ 167,796	$ (61,894)	$ 112,902

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

(DECREASE) IN CASH	
Cash flows from operating activities:	
Net loss	$ (14,129)
Adjustments to reconcile results of net loss to net cash used in operating activities:	
Depreciation expense	132
Net change in asset and liability accounts:	
Net Increase in prepaid regulatory costs	(930)
Net increase in fee receivable	(6,000)
Net increase in due from related party	(16)
Net increase in credit card liability	49
Net decrease in accrued expenses	(2,575)
Net cash used in operating activities	(23,469)
Cash flows used in investing activities	
Acquisition of computer equipment	(796)
Net cash used in investing activities	
Cash flows from financing activities	
Capital contribution by stockholder	113,000
Net cash provided by financing activities	113,000
Increase in cash and cash equivalents	88,735
Cash and cash equivalents - January 1, 2017	17,936
Cash and cash equivalents - December 31, 2017	$ 106,671
Noncash financing activity:	
Expenses paid by stockholder	$ 1,000

See accompanying notes

NOTE A - Principal Business Activity

Organization

Pluris Capital Group, Inc. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis. The Company is wholly-owned by MJS Capital Acquisition Partners, LLC ("Parent").

On November 23, 2016, 100% of the stock of the Company was acquired by MJS Capital Acquisition Partners, LLC.

In January 2017, the Company's certificate of incorporation was amended to change the name of the Company to Rebus Capital Group, Inc. from J.H. Lillian Securities Corp.

In June 2017, the Company's certificate of incorporation was amended to change the name of the Company to Pluris Capital Group, Inc.

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash on the statement of financial condition is comprised of a commercial bank checking account.

Revenue Recognition

The Company recognizes revenue when services have been rendered and earned. For capital raisings, earned typically means funds have been received by the Company's client. For advisories, revenue is recognized when the Company has completed its work pursuant to the engagement letter and/or the transaction has been completed. Additionally, in certain situations including raising capital using the 3a10 exemption of the SEC Act of 1933 in which fees earned are earned on a contingent basis, revenue that is reasonably estimated to be collected is recognized.

(continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates.

Related Party Transactions

The Company operated on the premises of a member of the parent company at no cost to the Company. During the year ended December 31, 2017, the parent paid $1,000 of the Company's expenses on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In 2014, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financials statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

(continued)

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $105,197, which was $100,197 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .014 to 1 at December 31, 2017.

NOTE D - Income Taxes

The Company's current tax provision is comprised of state and local minimum taxes.

As of December 31, 2017, the Company has a cumulative net operating loss carryforward of $20,897 and has recorded a valuation allowance of $4,457 against the federal deferred tax assets relating to net operating loss carryforwards which expire in 2037 and certain timing differences. The Company also has various amounts of state and local net operating loss carryforwards expiring through 2037. The Company has also provided valuation allowances for the state and local net operating carryforwards and certain timing differences. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

SCHEDULE 1

PLURIS CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2017

Net Capital:

Additional paid-in capital	$ 167,796
(Deficit)	(61,894)
Total stockholder's equity before nonallowable assets	**112,902**
Less: Non-Allowable Assets	**7,705**
Net Capital	**105,197**
Minimum net capital required	**5,000**
Excess net capital	**100,197**
Capital Ratio:	
Aggregate indebtedness to net capital	**.014 to 1**

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-18A-5, Part IIA filing as of December 31, 2017.

PLURIS CAPITAL GROUP, INC.

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Pluris Capital Group

EXEMPTION REPORT

Pluris Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed and exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Pluris Capital Group, Inc.

I, John Fletcher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Chief Operating Officer
February 26, 2018

204 E. 3rd Street · Brookyln, NY 11218 · Tel. (917) 304-3325 · Fax. (718) 437-2653